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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATKINS FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 W SHEPARD LANE, SUITE 103

(No. and Street)

FARMINGTON   UT   84025

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER WATKINS   801-451-6367

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAINES GOODWIN & CO P C

                       (Name – if individual, state last, first, middle name)

136 EAST SOUTH TEMPLE, SUITE 825, SALT LAKE CITY   UT   84111

     (Address)   (State)   (Zip Code)

PROCESSED

JUN 14 2006

THOMSON
FINANCIAL

RECEIVED

MAR 0 2 2006

185

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___CHRISTOPHER M WATKINS___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WATKINS FINANCIAL SERVICES, INC___ , as of ___DECEMBER 31___ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE___

_____
Notary Public

_____
Signature

___PRESIDENT___
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Independent Auditor's Report

To the Shareholders and Board of Directors of
Watkins Financial Services, Inc.

We have audited the accompanying balance sheets of Watkins Financial Services, Inc. as of December 31, 2005 and 2004, and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying "additional information" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rules 15c3-1 and 17a5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daines Goodwin & Co P.C.

Salt Lake City, Utah
January 13, 2006

136 East South Temple, Ste. 825 • Salt Lake City, UT. 84111 • Tele 801.363.3400 • Fax 801.363.5886
E-mail bdaines@dainescpa.com

Watkins Financial Services, Inc.

Balance Sheets

	December 31, 2005		December 31, 2004	
ASSETS				
Current assets:				
Cash	$	16,835	$	15,169
Receivables from customers		32,520		28,939
Total current assets		49,355		44,108
Property and equipment, net (Note 2)		-		435
Total assets	$	49,355	$	44,543
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	5,355	$	5,724
Accrued liabilities		30,699		26,117
Total current liabilities		36,054		31,841
Subordinated debt to stockholder		10,000		10,000
Total liabilities		46,054		41,841
Shareholders' equity:				
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100		100
Additional paid-in capital		28,900		28,900
Accumulated deficit		(25,699)		(26,298)
Total equity		3,301		2,702
Total liabilities & shareholders' equity	$	49,355	$	44,543

Watkins Financial Services, Inc.

Statements of Operations

	For the year ended December 31, 2005	For the year ended December 31, 2004
Revenues - commissions	$ 430,696	$ 291,019
General and administrative expenses	430,526	291,178
Income from operations	170	(159)
Other income (expense):		
Interest and dividends	429	86
Net income (loss)	$ 599	$ (73)

Watkins Financial Services, Inc.

Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2004	1,000	$ 100	$ 28,900	$ (26,225)	$ 2,775
Net loss				(73)	(73)
Balance, December 31, 2004	1,000	$ 100	$ 28,900	$ (26,298)	$ 2,702
Net income				599	599
Balance, December 31, 2005	1,000	$ 100	$ 28,900	$ (25,699)	$ 3,301

Watkins Financial Services, Inc.

Statements of Cash Flows

	December 31, 2005	December 31, 2004
Cash flows from operating activities:		
Net income (loss)	$ 599	$ (73)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	435	745
Change in assets and liabilities:		
Increase in:		
Accounts receivable	(3,581)	(11,060)
Increase in:		
Accounts payable	(369)	1,772
Accrued liabilities	4,582	8,212
Net cash provided (used) by operating activities	1,666	(404)
Cash flows from investing activities:	-	-
Cash flows from financing activities:	-	-
Net increase (decrease) in cash	1,666	(404)
Cash beginning of year	15,169	15,573
Cash at end of year	$ 16,835	$ 15,169

WATKINS FINANCIAL SERVICES, INC.

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies**

Nature of operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the state of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by Christopher Watkins (the shareholder).

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income taxes

The Company has elected, with the consent of its shareholders, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

WATKINS FINANCIAL SERVICES, INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies (continued)**

   Property and equipment

   Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets.

   Accounts receivable

   No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2005.

   Fair value of financial instruments

   The fair value of financial instruments including cash, marketable securities, contracts receivable, accounts payable, accrued liabilities, and notes payable approximate book values at December 31, 2005.

   Concentrations of credit risk

   The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

   Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2005.

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. **Property and Equipment**

	December 31, 2005	December 31, 2004
Assets:		
Office equipment	$ 2,236	$ 2,236
Accumulated depreciation	(2,236)	(1,801)
Net property and equipment	$ -	$ 435

   Depreciation charges for all property and equipment were $435 for 2005 and 2004 respectively.

WATKINS FINANCIAL SERVICES, INC.

Notes to Financial Statement

3. **Related Party Transactions**

    The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2006, and has an interest rate of 0%. The debt is subordinated to all other liabilities.

    The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $308,045 and $156,963, or 72% and 53.9 %, of its revenue from these individuals and entities for the years ended December 31, 2005 and 2004, respectively.

4. **Fair Value of Financial Instruments**

    None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005 and 2004 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

ADDITIONAL INFORMATION

Watkins Financial Services, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

	December 31, 2005	December 31, 2004
Total equity	$ 3,301	$ 2,702
Add: Subordinated borrowing allowable in computation of net capital	10,000	10,000
Less: Non-allowable assets	(649)	(2,053)
Net capital	12,652	10,649
Minimum debt capital required	5,000	5,000
Excess net capital	7,652	5,649
Net capital @ 100%	$ 12,652	$ 10,649
Ratio of aggregate indebtedness to net capital	2.85 to 1	2.99 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements of Rule 15c3-1.



a professional corporation

Report on Internal Control
Structure Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Watkins Financial Services, Inc.

In planning and performing our audit of the financial statements of Watkins Financial Statements, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

136 East South Temple, Ste. 825 • Salt Lake City, Ut. 84111 • Tele 801.363.3400 • Fax 801.363.5886
E-mail bdaines@dainescpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the year ended December 31, 2005. Due primarily to the limited number of personnel working for the Company and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Salt Lake City, Utah
January 13, 2006

136 East South Temple, Ste. 825 • Salt Lake City, Ut. 84111 • Tele 801.363.3400 • Fax 801.363.5886
E-mail bdaines@dainescpa.com